

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2019

Jeremiah Silkowski
Chief Executive Officer
SQN AIF IV, L.P.
100 Wall Street, 28th Floor
New York, NY 10005

> **Re: SQN AIF IV, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 2, 2018**
> **File No. 333-184550**

Dear Mr. Silkowski:

We issued comments to you on the above captioned filing on November 6, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 4, 2019.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Tracey McKoy, Staff Accountant, at (202) 551-3772, or Tracie Mariner, Staff Accountant, (202) 551-3744, with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction